SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A. CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00 NIRE [Corporate Registration Identification Number] 35.300.368.941

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A. (the

“Company”), held on February 3, 2016, drawn up in summary form

1.           Date, time and venue: On February 3, 2016, starting at 9:30 a.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.          Call and Attendance: Call notice duly made pursuant to the Company’s bylaws, meeting with attendance of Mr. Victorio Carlos De Marchi, co-Chairman, and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Vicente Falconi Campos, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite, Paulo Alberto Lemann, Antonio Carlos Augusto Ribeiro Bonchristiano and Marcos de Barros Lisboa.

3.           Board: Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.           Resolutions: It was unanimously and unrestrictedly resolved by the Directors:

4.1.         Board of Executive Officers Composition. As per the resolution taken by the Board of Directors in the meeting held on October 30, 2015, to ratify that, as of January 1st, 2016, the Company’s Board of Executive Officers has the following composition: (i) Mr. Bernardo Pinto Paiva, as “Chief Executive Officer”; (ii) Mr. Ricardo Rittes de Oliveira Silva, as “Chief Financial and Investor Relations Officer”, in replacement of Mr. Nelson José Jamel; (iii) Mr. Pedro de Abreu Mariani, as “General Counsel and Corporate Affairs Executive Officer”; (iv) Mr. Ricardo Morais Pereira de Melo, as “Sales Executive Officer”, in replacement of Mr. Alexandre Médicis da Silveira; (v) Mr. Fernando Dias Soares, as “Soft Drinks Executive Officer”, in replacement of Mr. Marcel Martins Régis; (vi) Mr. Flávio Barros Torres, as “Industrial Executive Officer”; (vii) Mr. Cassiano De Stefano, as “Logistics Executive Officer”, in replacement of Mr. Vinícius Guimarães Barbosa; (viii) Mr. Fabio Vieira Kapitanovas, as “People and Management Executive Officer”; (ix) Ms. Paula Nogueira Lindenberg, as “Marketing Executive Officer”; (x) Mr. Gustavo Pimenta Garcia, as “Shared Services and Information Technology Executive Officer”, in replacement of Mr. Ricardo Rittes de Oliveira Silva; and (xi) Mr. Rodrigo Figueiredo de Souza, as “Supply Executive Officer”.

5.           Closure: With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, February 3, 2016.

/s/ Victorio Carlos De Marchi	/s/ Marcel Herrmann Telles

/s/ Roberto Moses Thompson Motta	/s/ Vicente Falconi Campos

/s/ José Heitor Attilio Gracioso	/s/ Luis Felipe Pedreira Dutra Leite

/s/ Paulo Alberto Lemann	/s/ Antonio Carlos Augusto Ribeiro Bonchristiano

/s/ Marcos de Barros Lisboa	/s/ Pedro de Abreu Mariani Secretary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer